Exhibit 77I - Terms of New or Amended Securities

As a result of the merger described in Exhibit 77M below, as of the close of business on April 4, 2008, the Standard Class shares held by shareholders of Citizens Value Fund and Citizens Core Growth Fund were exchanged for Class A shares of Sentinel Sustainable Core Opportunities Fund, a series of Sentinel Group Funds, Inc., and the Administrative and Institutional Class shares held by shareholders of Citizens Core Growth Fund and the Institutional Class shares held by shareholders of Citizens Value Fund were exchanged for Class I shares of Sentinel Sustainable Core Opportunities Fund. On the same date the Standard Class shares held by shareholders of Citizens Emerging Growth Fund and Citizens Small Cap Core Growth Fund were exchanged for Class A shares of Sentinel Sustainable Emerging Companies Fund, a series of Sentinel Group Funds, Inc., and the Administrative and Institutional Class shares held by shareholders of Citizens Emerging Growth Fund were exchanged for Class I shares of Sentinel Sustainable Emerging Companies Fund. The general terms and conditions of the Class A, Class C and Class I shares of the Sentinel Sustainable Core Opportunities Fund and Sentinel Sustainable Emerging Companies Fund are the same as the Class A, Class C and Class I shares of the other Funds of Sentinel Group Funds, Inc.

Shares of Sentinel Group Funds, Inc's common stock are fully paid and non-assessable. Each such share is freely assignable to another bona fide investor by way of pledge (as, for example, for collateral purposes), gift, settlement of an estate and, also, by an investor who has held such Fund shares for not less than 30 days. Each share is entitled to one vote per dollar of net asset value per share, on matters on which all Funds vote as a single class.

The proceeds from the sale of shares of each Fund or class of shares of Sentinel Group Funds, Inc. and all income, earnings and profits therefrom irrevocably appertain to the Fund or class of shares. Each such Fund or class of shares records all liabilities (including accrued expenses) in respect of such Fund or class of shares, as well as a share of such liabilities (including general liabilities of Sentinel Group Funds, Inc.) in respect to two or more Funds or classes of shares, in proportion to their average net assets, or in proportion to the number of their respective shareholders. The Board of Directors of Sentinel Group Funds, Inc. has adopted an "Amended Rule 18f-3 Plan" under which the methods of allocating income and expenses among classes of shares of each Fund which has multiple classes, is specified, and Sentinel Group Funds, Inc. intends to comply fully with the provisions of Rule 18f-3 under the 1940 Act in allocating income and expenses among the classes of such Funds. If any reasonable doubt exists as to the Fund or class of shares to which any asset or liability appertains, the Board may resolve such doubt by resolution.

In the case of dissolution or liquidation of Sentinel Group Funds, Inc., the shareholders of each Fund are entitled to receive ratably per share the net assets of such Fund, with any general assets distributed ratably per share, regardless of the Fund.